EX – 99(h)(3)

ADDENDUM TO TRANSFER AGENCY AGREEMENT

THIS ADDENDUM, dated effective as of November 1, 2006, modifies the Transfer Agency Agreement by and between UMB Fund Services, Inc. (“UMBFS”) and Cheswold Lane Funds, a Delaware statutory trust (the “Trust”), such Agreement being hereinafter referred to as the “Agreement.”

WHEREAS, in its capacity as transfer agent, UMBFS assists the Trust with the operation of its anti-money laundering program by monitoring certain shareholder activity and implementing the Trust’s customer identification program (collectively, the “Monitoring Activities”); and

WHEREAS, in connection with the Monitoring Activities, UMBFS may encounter shareholder activity that would require it to file a Suspicious Activity Report (“SAR”) with the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”); and

WHEREAS, FinCEN recently adopted a rule (the “Rule”) under the Bank Secrecy Act (the “Act”) requiring mutual funds to report suspicious transactions, effective for any transactions occurring after October 31, 2006 (the “Effective Date”); and

WHEREAS, the Trust desires to delegate to UMBFS the day-to-day responsibility for filing SARs on its behalf based on suspicious transactions observed during the course of UMBFS’ Monitoring Activities, on and after the Effective Date.

NOW THEREFORE, the parties agree, and the Agreement is hereby modified, as follows:

1.      The Trust hereby delegates to UMBFS the authority to report suspicious transactions encountered during the course of UMBFS’ Monitoring Activities (“Suspicious Activity”) to FinCEN, on and after the Effective Date.  For purposes of this Addendum, the term Suspicious Activity shall mean and include any transaction which requires reporting under 31 CFR §103.15(a)(2).

2.      When UMBFS observes any Suspicious Activity, UMBFS shall prepare a draft of a SAR on Form SAR-SF, and shall send a copy to the Trust’s AML officer for review.  UMBFS shall complete each SAR in accordance with the procedures set forth in 31 CFR §103.15(a)(3), with  the intent to satisfy the reporting obligation of both UMBFS and the Trust.  Accordingly, the SAR shall include the name of both UMBFS and the Trust, and shall include the words, “joint filing” in the narrative section.

3.      The Trust’s AML officer shall review the SAR and provide comments, if any, to UMBFS within a time frame sufficient to permit UMBFS to file the SAR in accordance with the deadline set forth in 31 CFR §103.15(b)(3).  Upon receipt of final approval, UMBFS shall file the SAR in accordance with the procedures set forth in 31 CFR §103.15(b).

4.      UMBFS shall provide to the Trust a copy of each SAR filed, together with supporting documentation.  In addition, UMBFS shall maintain a copy of the same for a period of five (5) years from the date of the SAR filing.

5.      Nothing in this Addendum shall prevent either party from making a determination that such party has an obligation under the Act to file a SAR relating to any Suspicious Activity, and from making such filing independent of the other party hereto.

6.      Fees and expenses for SAR filing services to be provided by UMBFS hereunder are already set forth in the Agreement.

7.      This Addendum constitutes the written instructions of the Trust pursuant to the terms of the Agreement.  Except to the extent supplemented hereby, the Agreement shall remain in full force and effect.

IN WITNESS HEREOF, the undersigned have executed this Addendum as of the date and year first above written.

CHESWOLD LANE FUNDS
(the “Trust”)

By: /s/ Colleen Quinn Scharpf______
       Authorized Officer

UMB FUND SERVICES, INC.
(“UMBFS”)

By: /s/ Maureen Quill______________
       Authorized Officer